Exhibit 10.174

May 12, 2010

Philip Osman

5712 251st Court NE

Redmond, Washington 98053

Dear Philip:

Comverse, Inc. (“Comverse” or the “Company”) is pleased to offer you the position of Senior Vice President, Global Services, initially reporting to the Company’s Chief Executive Officer and thereafter, to the Chief Operating Officer or person serving in a similar capacity for the Company, Mr. Andre Dahan and based out of Comverse’s office in Somerset, New Jersey.

1.	This offer is subject to satisfactory completion of the following as determined by the Company:

•	Completion of an I-9 form and appropriate proof of authorization to work in the United States in accordance with the Immigration Reform and Control Act of 1986.

•

Your signing and returning of the Employee Confidentiality, Intellectual Property, Non-Solicitation and Non-Competition Agreement, enclosed for your review and which must be signed and returned to the Company prior to your first day of work.

2.	Your initial annual gross base salary will be $350,000, less lawful deductions, payable in accordance with the regular payroll practices of the Company. Thereafter, your annual base salary will be reviewed no less frequently than annually and Comverse may, in its discretion, make adjustments to your compensation due to business circumstances and your work performance; provided, however, that no adjustments shall result in adjustments other than as part of an across-the-board reduction applicable to all senior executives of the Company that results in a proportional reduction to your base salary compared to that of other executives. As a non-exempt employee, you understand and agree that you are not eligible for overtime and to abide by Comverse’s United States Overtime Policy in effect at the time you earn overtime compensation. The Company’s United States Overtime Policy can be found on the Company’s intranet.

3.	During your term of employment, you will be entitled to participate in the Company’s executive fringe benefit programs applicable to the Company’s senior-level executives (if any) in accordance with the terms and conditions of such programs as in effect from time to time. During the term of employment, you will be entitled to an annual additional supplemental payment of $14,000 payable as additional salary (but not deemed base salary for other purposes under this offer letter) during the course of the year in accordance with the regular payroll practices of the Company.

4.

In addition to your base salary, your maximum annual bonus opportunity for each fiscal year will be $750,000 and your target bonus opportunity will be $350,000 (and, in each case, will be adjusted based on future increases in your annual base salary) and will be payable based upon the achievement of performance criteria developed by the Company’s Chief Executive Officer; provided, however, your bonus for fiscal year 2010 shall not be less than sixty thousand dollars ($60,000). Any bonuses shall be payable in the fiscal year following the applicable fiscal year when bonuses are customarily payable under the Company’s regular payroll practices, but in no event later than 2 and  1/2 months following the end of the applicable fiscal year.

5.

You will be eligible to participate in any plan or arrangement offered from time to time to other similarly situated employees with respect to severance upon termination of employment. If you are terminated without cause by Comverse, you will be entitled to (i) a lump sum payment equal to the sum of (A) 75% of your annual base salary and (B) 75% of your target bonus and (ii) any annual bonus earned, but unpaid, as of the date of termination for the immediately preceding fiscal year, payable when bonuses are paid by the Company to its senior-level executives in respect of such fiscal year (but not later than 2- 1/2 months after the end of such fiscal year). “Cause” shall, for the purpose of this offer, be defined as a good faith finding by Comverse of (i) a material violation of any of the provisions of this offer or the attached Confidentiality, Assignment of Inventions and Non-Competition Agreement, some other material breach of duty owed by you to Comverse, material violation of a material Comverse policy or procedure, (ii) fraud or dishonesty, theft of Comverse assets, (iii) gross negligence or misconduct, or (iv) the conviction or plea of nolo contendere to a felony or crime of moral turpitude; provided, however, that no finding of Cause pursuant to subsections (i) or (iii) hereof shall be effective unless and until the Company has provided you with written notice thereof stating with specificity the facts and circumstances underlying the finding of Cause and, if the basis for such finding of Cause is capable of being cured by you, providing you with an opportunity to cure the same within thirty (30) calendar days after receipt of such notice. As a condition precedent to receiving the payments contemplated by this paragraph, you will be required to execute and deliver to the Company a waiver and release substantially in the form attached to this offer letter as Addendum A.

In the event of a termination of your employment by Comverse without Cause, you shall be under no obligation to seek other employment and there shall be no offset against amounts due to the you under this letter on account of any compensation attributable to any subsequent compensation you may receive. The Company’s obligation to make the payments provided for in this letter and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which the Company may have against you or others; provided that the foregoing shall in no way limit the Company’s remedies upon a breach or threatened breach of the restrictive covenants in the attached Confidentiality, Assignment of Inventions and Non-Competition Agreement.

6.	You will be eligible to participate in its Executive Severance Protection Plan applicable to senior level executives such as yourself. The plan protects eligible participants in the event of employment termination without cause following, or in anticipation of, a change in control of Comverse. Under the terms applicable to you, if a change in control occurs, and you are terminated without cause, under certain circumstances you would be eligible to (i) receive 100% of your annual base salary and target bonus amount as severance; (ii) receive the pro-rated amount of the actual bonus you would have earned for the year in which termination occurs; (iii) continue to receive health care and certain other benefits for a period of twelve (12) months; and (iv) receive the benefit of the acceleration of all vesting for equity incentive awards.

7.

The Company’s Chief Executive Officer will recommend that the Compensation and Leadership Committee recommend and the Board approve, at its first scheduled meetings after the date hereof, a grant of 40,000 deferred stock units representing the right to receive, upon vesting, shares of Comverse Technology, Inc. common stock (“Common Stock”) in accordance with the terms and conditions of the Company’s 2004 Stock Incentive Compensation Plan. Shares of

Common Stock in respect of the award will vest and be delivered, contingent upon your continued employment with Comverse, as follows: forty percent (40%) on the first anniversary of your start date, and thirty percent (30%) of the award on each of the second and third anniversaries of your start date.

In addition, the Company’s Chief Executive Officer will recommend that the Compensation and Leadership Committee recommend and the Board approve, at its first scheduled meetings after the date hereof, a special, one-time grant of 30,000 deferred stock units representing the right to receive, upon vesting, shares of Common Stock in accordance with the terms and conditions of the Company’s 2004 Stock Incentive Compensation Plan (the “Make Whole Award”). One-third ( 1/3) of the Make Whole Award would be scheduled to vest, and shares of Common Stock in respect thereof delivered, contingent upon your continued employment with Comverse, on each of the first, second and third anniversary of the Effective Date. Upon any termination of your employment by the Company without Cause, the unvested portion of your Make Whole Award shall immediately vest.

The deferred stock award would be documented using the form of the Comverse Technology, Inc. Deferred Stock Award Agreement.

During the term of your employment, you will be eligible to receive equity awards under the Comverse Technology, Inc. stock incentive plans based on your performance and the performance of the Company, as recommended by the Company’s Chief Executive Officer and determined in the good faith discretion of the Comverse Technology, Inc. Board of Directors and/or Compensation and Leadership Committee, as applicable, and consistent with your role and responsibilities as Senior Vice President, Global Services of the Company, with such awards to be assessed on an annual basis.

8.	As an employee of our Company, you will be eligible to enroll and receive Company benefits which currently include:

•	Medical insurance, dental insurance and vision coverage
•	Life, accident, short-term and long-term disability insurance
•	401(K)
•	Dependent and health care flexible spending accounts
•	Company holidays, 17 paid working days off (PTO) per year and seven (7) accrued illness/personal days per year.

Employee eligibility to receive benefits and/or participate in benefit programs is governed by the applicable plan documents and Company policies. As an employee of Comverse, you agree to abide by all material Company policies and procedures for employees. All Company policies applicable to employees can be found on the Company’s intranet. The Company reserves the right to modify its offered benefits and policies periodically. Further information regarding Company benefits will be provided during a new hire orientation, to be conducted when you start your employment.

9.

During your term of employment, you are authorized to incur reasonable business expenses in carrying out your duties and responsibilities under this offer letter, and the Company will reimburse you for all such reasonable business expenses, subject to documentation in accordance with the Company’s policies relating thereto. In addition, the Company shall pay for reasonable legal fees and expenses up to an amount of $10,000 that you have incurred in connection with the negotiation and drafting of this offer letter.

10.	In accordance with Comverse’s relocation programs, policies and practices in effect at the time of this offer letter, you will be eligible for the relocation services and benefits outlined within this section of this offer letter. Comverse will provide the services and cover the costs incurred from the offered services listed below to relocate you to the Somerset, New Jersey area as you will be based in the Company’s Somerset, New Jersey office.

The relocation services offered to you within the terms of this offer letter is limited to $80,000.00. If the following services exceed the stated amount, you will be responsible for the balance of the costs. Any relocation service not specifically provided below will not be part of the relocation services offered to you. You will be paid on the last regular payroll date of the Company following August 1, 2010, a one-time bonus equal to the difference between $80,000 and the aggregate amount of relocation services paid or reimbursed on your behalf by the Company or submitted by you prior to August 1, 2010; provided, however, that from and after August 1, 2010, you shall no longer be entitled to submit requests for reimbursement of any relocation services.

•	Coach-class, (1)-way airfare to New Jersey for you and your spouse.

•

Movement of household goods by a company-approved shipment vendor (inclusive of packing, loading, insurance and thirty (30)-day storage of goods) from your current residence in Washington to New Jersey.

•	Reimbursement of real estate commission and closing costs as a result of the sale of your current primary residence in Redmond, Washington.

If you voluntarily terminate or otherwise leave your employment for reasons within your own control (other than death or disability), or if you are terminated by Comverse for cause within one (1) year from the date of the effective date of your employment with Comverse, you will be required to promptly re-pay the costs of all relocation services provided to you and the amount of the one-time bonus referenced above and as contained within this offer and any other additional costs directly associated with your relocation, paid for or reimbursed by Comverse. This full amount will be deducted from your final pay. If your final pay is not sufficient to cover all of the expenses, you agree to pay Comverse upon demand the remaining balance.

Joy Lee will be your contact for relocation assistance. She can be reached at joy.lee@comverse.com or by phone at (781) 224-8549.

11.	Compliance with Code Section 409A

If any payment, compensation or other benefit provided to you in connection with your employment termination is determined, in whole or in part, to constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Internal Revenue Code, as amended (the “Code”), and you are a specified employee as defined in Section 409A(2)(B)(i), no part of such payments shall be paid before the day that is six (6) months plus one (1) day after the date of termination or earlier death (the “New Payment Date”). The aggregate of any payments that otherwise would have been paid to you during the period between the date of termination and the New Payment Date will be paid to you in a lump sum on such New Payment Date. Thereafter, any payments that remain outstanding as of the day immediately following the New Payment Date will be paid without delay over the time period originally scheduled, in accordance with the terms of this offer letter. Notwithstanding the foregoing, to the extent that the foregoing applies to the provision of any ongoing welfare benefits to you that would not be required to be delayed if the premiums therefor were paid by you, you will pay the full cost of premiums for such welfare benefits during the six-month period and the Company shall pay you an amount equal to the amount of such premiums paid by you during such six-month period promptly after its conclusion.

Each of Comverse and you acknowledge and agree that the interpretation of Section 409A and its application to the terms of this offer letter is uncertain and may be subject to change as additional guidance and interpretations become available. Anything to the contrary herein notwithstanding, all benefits or payments provided by the Company to you that would be deemed to constitute “nonqualified deferred compensation” within the meaning of Section 409A are intended to comply with Section 409A. If, however, any such benefit or payment is deemed to not comply with Section 409A, the Company and you agree to renegotiate in good faith any such benefit or payment (including, without limitation, as to the timing of any severance payments payable hereof) so that either (i) Section 409A will not apply or (ii) compliance with Section 409A will be achieved; provided, however, that any resulting renegotiated terms shall provide to you the after-tax economic equivalent of what otherwise has been provided to you pursuant to the terms of this offer letter, and provided further, that any deferral of payments or other benefits shall be only for such time period as may be required to comply with Section 409A.

A termination of employment shall not be deemed to have occurred for purposes of any provision of this offer letter providing for the payment of any amounts or benefits subject to Section 409A upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A, and for purposes of any such provision of this offer letter, references to a “resignation,” “termination,” “terminate,” “termination of employment” or like terms shall mean separation from service.

All reimbursements for costs and expenses under this offer letter will be paid in no event later than the end of the calendar year following the calendar year in which you incur such expense. With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Section 409A, (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, and (ii) the amount of expenses eligible for reimbursements or in-kind benefits provided during any taxable year shall not affect the expenses eligible for reimbursement or in-kind benefits to be provided in any other taxable year, provided, however, that the foregoing clause (ii) shall not be violated with regard to expenses reimbursed under any arrangement covered by Section 105(b) of the Code solely because such expenses are subject to a limit related to the period the arrangement is in effect. Any tax gross-up payments under this offer letter will be paid in no event later than the end of the calendar year following the year in which any excise tax, income tax or other amount comprising a gross-up payment was remitted to the relevant taxing authority.

12.

Please be advised your employment with Comverse will be “at will” which means that either you or Comverse may terminate your employment with the Company at any time with or without cause or advance notice. Neither this offer letter, the Employee Confidentiality, Intellectual Property, Non-Solicitation and Non-Competition Agreement, nor the content of any discussions with Comverse constitutes a contract of employment for any specified duration or a guarantee of any level of benefits or compensation. Consistent with the terms and conditions set forth in this letter, Comverse reserves the right to change your position, place of work, rate of pay, and/or other terms of your employment based upon the needs of the Company. The terms of this offer supersede any other agreements or promises, written or oral, made to you by anyone on behalf of the Company and you acknowledge that you have not relied upon any other written or verbal discussions concerning employment with Comverse. The terms of this offer cannot be modified or amended unless such a change is made in writing and signed by an authorized representative of the Company.

13.	The Company confirms and acknowledges that the Company is obligated to indemnify you pursuant to the terms of the Company’s By-laws (without taking into account any amendment to the Company’s By-laws adopted after your start date which reduces your rights to indemnification) and that you shall, in any event, be indemnified to the fullest extent permitted by law. You shall be entitled to the same Director and Officer Insurance coverages as apply to other executive officers of the Company.

14.	Notwithstanding anything to the contrary contained in this letter, to the extent that any of the payments and benefits provided for under this letter or any other agreement or arrangement between you and the Company (collectively, the “Payments”) (i) constitute a “parachute payment” within the meaning of Section 280G of the Code and (ii) but for this Section 14, would be subject to the excise tax imposed by Section 4999 of the Code, then the Payments shall be payable either (i) in full or (ii) as to such lesser amount which would result in no portion of such Payments being subject to excise tax under Section 4999 of the Code; whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in your receipt on an after-tax basis, of the greatest amount of benefits under this letter, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code. Unless you and the Company otherwise agree in writing, any determination required under this Section shall be made in writing by the Company’s independent public accountants (the “Accountants”), whose determination shall be conclusive and binding upon you and the Company for all purposes. For purposes of making the calculations required by this Section, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely in reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and you shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section. The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Section. If the limitation set forth in this Section 14 is applied to reduce an amount payable to you, and the Internal Revenue Service successfully asserts that, despite the reduction, you have nonetheless received payments which are in excess of the maximum amount that could have been paid to you without being subjected to any excise tax, then, unless it would be unlawful for the Company to make such a loan or similar extension of credit to you, you may repay such excess amount to the Company as though such amount constitutes a loan to you made at the date of payment of such excess amount, bearing interest at 120% of the applicable federal rate (as determined under Section 1274(d) of the Code in respect of such loan).

15.

It is understood and agreed that this offer letter and the Employee Confidentiality, Intellectual Property, Non-Solicitation and Non-Competition Agreement, constitute the entire agreement between Comverse and you with respect to your employment by the Company. In the case of a conflict between the terms of this offer letter and the Employee Confidentiality, Intellectual

Property, Non-Solicitation and Non-Competition Agreement, the terms of the Employee Confidentiality, Intellectual Property, Non-Solicitation and Non-Competition Agreement shall control. This offer letter is governed by and construed and interpreted in accordance with the laws of the State of New York without reference to principles of conflicts of law unless superseded by federal law. You agree that any suit, action or other legal proceeding that is commenced to resolve any matter arising under or relating to any provision of this offer letter shall be commenced only in a court of the State of New York (or, if appropriate, a federal court located within the State of New York), and you consent to the jurisdiction of such court. Each party shall be responsible for paying its own fees and expenses (including reasonable attorney fees) in connection with any dispute under this offer letter.

If you choose to accept our offer pursuant to the terms above, please sign this offer letter and the Employee Confidentiality, Intellectual Property, Non-Solicitation and Non-Competition Agreement and return both original, signed documents to Comverse Technology, Inc., Attention: Human Resources Service Center Employment, 200 Quannapowitt Parkway, Wakefield, MA 01880. Please keep copies of all signed documents for your own files.

This offer is valid until 5:00 PM U.S. EST             . If we have not received your signed acceptance by this date and time, please be advised the offer is revoked and considered null and void.

We look forward to welcoming you as part of the Comverse team. The opportunities for professional and personal growth at Comverse are great and we believe your contributions will greatly increase the likelihood of our organization’s continued success.

Sincerely,

/s/ Andre Dahan

Andre Dahan
Chief Executive Officer
Comverse, Inc.

I have read the foregoing and agree to these terms of employment with Comverse.

/s/ Philip H. Osman
Philip Osman

5/12/10
Date:

Enclosures:             Employee Confidentiality, Intellectual Property, Non-Solicitation and Non-Competition Agreement

                                 Employment Eligibility Verification (I-9)

ADDENDUM A

This RELEASE (“Release”) dated as of                      between Comverse, Inc., a Delaware corporation (the “Company”), and Philip Osman (the “Executive”).

WHEREAS, the Company and the Executive previously entered into an employment offer letter dated May 12, 2010 under which the Executive was employed to serve as the Company’s Senior Vice President, Global Services (the “Offer Letter”); and

WHEREAS, the Executive’s employment with the Company (has been) (will be) terminated effective                     ; and

WHEREAS, pursuant to the Offer Letter, the Executive is entitled to certain compensation and benefits upon such termination, contingent upon the execution of this release;

NOW, THEREFORE, in consideration of the premises and mutual agreements contained herein and in the Offer Letter, the Company and the Executive agree as follows:

1. The Executive, on his own behalf and on behalf of his heirs, estate and beneficiaries, does hereby release the Company, and in such capacities, any of its subsidiaries or affiliates, and each of their respective past, present and future officers, directors, agents, employees, shareholders, employee benefit plans and their administrators or fiduciaries, insurer of any such entities, and its and their successors and assigns and others related to such entities, in each case, only in such person’s capacity as such, from any and all claims made, to be made, or which might have been made of whatever nature, whether known or unknown, from the beginning of time, including those that arose as a consequence of his employment with the Company, or arising out of the separation from the Company, the severance of such employment relationship, or arising out of any act committed or omitted during or after the existence of such employment relationship, all up through and including the date on which this release is executed, including, but not limited to, those which were, could have been or could be the subject of an administrative or judicial proceeding filed by the Executive or on his behalf under federal, state or local law, whether by statute, regulation, in contract or tort, and including, but not limited to, every claim for front pay, back pay, wages, bonus, fringe benefits, any form of discrimination (including but not limited to, every claim of race, color, sex, religion, national origin, disability or age discrimination), wrongful termination, tort, emotional distress, pain and suffering, breach of contract, fraud, defamation, compensatory or punitive damages, interest, attorney’s fees, reinstatement or reemployment, and any rights or claims under the Civil Rights Act of 1866; the Age Discrimination in Employment Act; the Americans with Disabilities Act; the Family and Medical Leave Act, the Civil Rights Act of 1964, Title VII, as amended; the Civil Rights Act of 1991; the Employee Retirement Income Security Act of 1974, as amended; the Equal Pay Act; the Worker Adjustment and Retraining Notification Act; or any other federal, state or local law relating to employment, discrimination in employment, termination of employment, wages, benefits or otherwise. If any arbitrator or court rules that such waiver of rights to file, or have filed on his behalf, any administrative or judicial charges or complaints is ineffective, the Executive agrees not to seek or accept any money damages or any other relief upon the filing of any such administrative or judicial charges or complaints. The Executive relinquishes any right to future employment with the Company and the Company shall have the right to refuse to re-employ the Executive, in each case without liability of the Executive or the Company. The Executive acknowledges and agrees that even though claims and facts in addition to those now known or believed by him to exist may subsequently be discovered, it is his intention to fully settle and release all claims he may have against the Company and the persons and entities described above, whether known, unknown or suspected.

2. The Company and the Executive acknowledge and agree that the release contained in Paragraph 1 does not, and shall not be construed to, release or limit the scope of, or preclude the Executive from asserting his rights to enforce any existing obligation of the Company (i) to indemnify the Executive for his acts as an officer of Company in accordance with the Company’s By-laws and other agreements or the law, as to continued coverage and rights under director and officer liability insurance policies, (ii) to the Executive and his eligible, participating dependents or beneficiaries under any existing group welfare, equity, or retirement plan of the Company in which the Executive and/or such dependents are participants or any existing rights relating to outstanding incentive equity held by the Executive under written agreements relating to the same, or (iii) to pay any amounts payable under the terms of the Offer Letter (including, without limitation, any severance or other items payable following termination of Executive’s employment). In addition, Executive does not waive his right to file a charge with the Equal Employment Opportunity Commission (“EEOC”) or participate in an investigation conducted by the EEOC; however, Executive expressly waives his right to monetary or other relief should any administrative agency, including but not limited to the EEOC, pursue any claim on Employee’s behalf.

3. The Executive acknowledges that before entering into this release, he has had the opportunity to consult with any attorney or other advisor of the Executive’s choice, and the Executive is hereby advised to do so if he chooses. The Executive further acknowledges that by signing this release, he does so of his own free will and act, that it is his intention to be legally bound by its terms, and that no promises or representations have been made to the Executive by any person to induce the Executive to enter into this release other than the express terms set forth herein. The Executive further acknowledges that he has carefully read this release, knows and understands its contents and its binding legal effect, including the waiver and release of claims set forth in Paragraph 1 above.

4. The Executive acknowledges that he has been provided at least 21 days to review the release. In the event the Executive elects to sign this release prior to this 21 day period, he agrees that it is a knowing and voluntary waiver of his right to wait the full 21 days. The Executive further understand that he has 7 days after the signing hereof to revoke this release by so notifying the Company (200 Quannapowitt Parkway, Wakefield, Massachusetts, Attention: Human Resources) in writing, such notice to be received by the Company within the 7 day period. This Release shall not become effective or enforceable, and no payments under the release shall be made, until this seven (7) day revocation period expires without the Executive having revoked this release.

IN WITNESS WHEREOF, the parties have executed this release on the date first above written.

COMVERSE, INC.

By:
Name:
Title:

THE EXECUTIVE

Philip Osman